December 9, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Catherine De Lorenzo

Re:	ITHAX Acquisition Corp III Registration Statement on Form S-1 (as amended) File No. 333-291600

Dear Ms. De Lorenzo:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-291600) of ITHAX Acquisition Corp III so that it may become effective at 4:00 p.m., Eastern Time, on December 11, 2025, or as soon as possible thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ari Edelman at Edelman Legal Advisory PLLC, our external counsel, at (917) 797-5347.

Sincerely,

ITHAX ACQUISITION CORP III

/s/ Orestes Fintiklis
Name:	Orestes Fintiklis
Title:	Chief Executive Officer

cc:	Ari Edelman, Esq.